SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO/A

Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

PERFORMANCE FOOD GROUP COMPANY

(Name of Subject Company (Issuer))

PERFORMANCE FOOD GROUP COMPANY (Issuer)

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

713755106
(CUSIP Number of Class of Securities)

Joseph J. Traficanti
Senior Vice President, General Counsel and Secretary
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238
Telephone: (804) 484-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
F. Mitchell Walker, Jr.
Jennifer H. Noonan
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, TN 37238
Telephone: (615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$315,000,000	$37,075.50

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 10,000,000 outstanding shares of Common Stock at the maximum tender offer price of $31.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,075.05
Form or Registration No.: Schedule TO
Filing Party: Performance Food Group Company
Date Filed: June 30, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO
SIGNATURE
EXHIBIT INDEX
EX-(A)(5)(D) PRESS RELEASE

SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 30, 2005, and amended on July 8, 2005 and July 15, 2005 (the “Schedule TO”) by Performance Food Group Company, a Tennessee corporation (“Company” or “PFG”), in connection with its offer to purchase up to 10,000,000 shares of its common stock, $0.01 par value per share, including the associated rights to purchase preferred stock, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2005, and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     On August 12, 2005, PFG issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, August 11, 2005. A copy of the press release is filed as exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Items 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

     (a)(5)(D)    Press Release, dated August 12, 2005, announcing preliminary results of the Offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE FOOD GROUP COMPANY
By:	/s/ John D. Austin
	Name:	John D. Austin
	Title:	Senior Vice President and Chief Financial Officer

Dated: August 12, 2005

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated June 30, 2005.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter from Plan Administrator of Performance Food Group Company Employee Savings and Stock Ownership Plan, including Letter and Notice of Instructions, to all participants in the plan.*

(a)(1)(vii)	Performance Food Group Company Employee Savings and Stock Ownership Plan Trustee Direction Form.*

(a)(1)(viii)	Letter dated June 30, 2005 from Robert C. Sledd, Chairman and Chief Executive Officer of PFG, to Shareholders.*

(a)(1)(xi)	Tender Offer Questions and Answers for employees dated June 30, 2005.*

(a)(1)(x)	Script of Performance Food Group Company employee news line recording.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated June 29, 2005, announcing the tender offer.*

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Letter to Employees dated June 29, 2005 from the Chairman and Chief Executive Officer.*

(a)(5)(D)	Press Release, dated August 12, 2005, announcing preliminary results of the tender offer.

(b)	Not Applicable.

(d)(1)
Rights Agreement dated as of May 16, 1997 between PFG and First Union National Bank of North Carolina, as Rights Agent (incorporated by reference to PFG’s Current Report on Form 8-K dated May 20, 1997, filed May 20, 1997).

(d)(2)
Amendment No. 1 to Rights Agreement dated June 30, 1999 between Performance Food Group Company and American Stock Transfer Trust Company, as subsequent Rights Agent (incorporated by reference to PFG’s Current Report on Form 8-K dated November 27, 2000, filed November 27, 2000).

Exhibit
Number	Description
(d)(3)
Amendment No. 2 to Rights Agreement dated November 22, 2000 between Performance Food Group Company and American Stock Transfer Trust Company, as subsequent Rights Agent (incorporated by reference to PFG’s Current Report on Form 8-K dated November 27, 2000, filed November 27, 2000).

(d)(4)	1993 Outside Directors’ Stock Option Plan (incorporated by reference to PFG’s Registration Statement on Form S-1 (No. 33-64930), filed June 24, 1993).

(d)(5)	Form of Pocahontas Food Group, Inc. Executive Deferred Compensation Plan (incorporated by reference to PFG’s Registration Statement on Form S-1 (No. 33-64930), filed June 24, 1993).

(d)(6)	Form of Indemnification Agreement (incorporated by reference to PFG’s Registration Statement on Form S-1 (No. 33-64930), filed June 24, 1993).

(d)(7)
First Amendment to the Trust Agreement for Pocahontas Food Group, Inc. Employee Savings and Stock Ownership Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 1, 1994, filed March 29, 1994).

(d)(8)	Performance Food Group Employee Stock Purchase Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 1, 1994, filed March 29, 1994).

(d)(9)
Performance Food Group Company Employee Savings and Stock Ownership Plan Savings Trust (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended December 28, 1996, filed March 27, 1997).

(d)(10)
Form of Change in Control Agreement dated October 29, 1997 with John D. Austin, Thomas Hoffman and Robert C. Sledd (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended December 27, 1997, filed March 26, 1998).

(d)(11)
Form of Change in Control Agreement dated October 27, 1997 with certain key executives (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended December 27, 1997, filed March 26, 1998).

(d)(12)	Performance Food Group Company Executive Deferred Compensation Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 2, 1999, filed April 1, 1999).

(d)(13)	1993 Employee Stock Incentive Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended December 29, 2001, filed March 29, 2002).

(d)(14)	2003 Equity Incentive Plan (incorporated by reference to PFG’s Registration Statement on Form S-8 (File No. 333-105082), filed May 8, 2003).

(d)(15)	Performance Food Group Company Supplemental Executive Retirement Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004, filed March 18, 2004).

(d)(16)
Amended and Restated Performance Food Group Company Employee Savings and Stock Ownership Plan, as amended (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004, filed March 18, 2004).

Exhibit
Number	Description

(d)(17)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to PFG’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2004, filed November 12, 2004).

(d)(18)	Form of Incentive Stock Option Agreement (incorporated by reference to PFG’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2004, filed November 12, 2004).

(d)(19)	Performance Food Group Company Senior Management Severance Plan (incorporated by reference to PFG’s Current Report on Form 8-K filed January 6, 2005).

(d)(20)
Trust Agreement for the Performance Food Group Employee Savings and Stock Ownership Plan (incorporated by reference to PFG’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005, filed March 17, 2005).

(d)(21)	Performance Food Group Company 2005 Cash Incentive Plan (incorporated by reference to PFG’s Current Report on Form 8-K filed March 21, 2005).

(d)(22)	Form of Restricted Share Award Agreement (incorporated by reference to PFG’s Current Report on Form 8-K filed March 21, 2005).

(d)(23)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (incorporated by reference to PFG’s Current Report on Form 8-K filed May 24, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	previously filed.